Exhibit 1

“Canadian Flag – was omitted”	Industry Canada	Industrie Canada
Certificate of Amendment		Certificat de modification
Canada Business Corporations Act		Loi canadienne sur les sociétés par actions

AGRIUM INC.		288081-4

Name of corporation-Dénomination de la société		Corporation number-Numéro de la société
I hereby certify that the articles of the above-named corporation were amended:		Je certifie que les statuts de la société susmentionnée ont été modifiés:
a) under section 13 of the Canada Business Corporations Act in accordance with the attached notice;	☐	a) en vertu de l'article 13 de la Loi canadienne sur les sociétés par actions, conformément a l'avis ci-joint;
b) under section 27 of the Canada Business Corporations Act as set out in the attached articles of amendment designating a series of shares;	☐	b) en vertu de l'article 27 de la Loi canadienne sur les sociétés par actions, tel qu'il est indiqué dans les clauses modificatrices ci-jointes désignant une série d'actions;
c) under section 179 of the Canada Business Corporations Act as set out in the attached articles of amendment;	☒	c) en vertu de l'article 179 de la Loi canadienne sur les sociétés par actions, tel qúil est indiqué dans les clauses modificatrices ci-jointes;
d) under section 191 of the Canada Business Corporations Act as set out in the attached articles of reorganization;	☐	d) en vertu de l'article 191 de la Loi canadienne sur les sociétés par actions, tel qu'il est indiqué dans les clauses de réorganisation ci-jointes;

“signature illegible” Director - Directeur		June 5, 2002 /le 5 juin 2002 Date of Amendment - Date de modification
Canada “Canadian Flag – was omitted”

“Canadian Flag – was omitted”	Industry Canada Canada Business Corporations Act	Industrié Canada Loi canadienne sur les sociétés par actions	FORM 4 ARTICLES OF AMENDMENT (SECTION 27 OR 177)	FORMULE 4 CLAUSES MODIFICATRICES (ARTICLES 27 OU 177)
1 – Name of the Corporation – Dénomination sociale de la société				2 – Corporation No. – No de la société
AGRIUM INC.				288081-4
3 – The articles of the above-named corporation are amended as follows:			Les statuts de la société mentionnée ci-dessus sont modifiés de la façon suivante:

Item 7 of the Articles of the Corporation are hereby amended pursuant to section 173(1)(o) of the Act to add the following:

"Subject to the maximum number of directors authorized pursuant to the Articles of the Corporation, the Board of Directors may, between annual general meetings, in addition to filling vacancies as permitted by law, appoint one or more additional directors of the Corporation to serve until the next annual general meeting, but the number of additional directors so appointed shall not at any time exceed one-third of the number of directors elected at the previous annual meeting of shareholders."

Date	Signature	4 – Capacity of – En qualité de
MAY 14, 2002	/s/Gary J. Daniel	ASSISTANT CORPORATE SECRETARY
For Departmental Use Only À l'usage du ministère settlement Filed ► Déposée	Printed Name – Nom en lettrés moulées Gary J. Daniel	Canada “Canadian Flag – was omitted”

IC3069 (2001/11)

“Canadian Flag – was omitted”	Industry Canada	Industré Canada
Certificate of Amendment		Certificat de modification
Canada Business Corporations Act		Loi canadienne sur les sociétés par actions

AGRIUM INC.		288081-4

Name of corporation-Dénomination de la société		Corporation number-Numéro de la société
I hereby certify that the articles of the above-named corporation were amended:		Je certifie que les statuts de la société susmentionnée ont été modifies:
a) under section 13 of the Canada Business Corporations Act in accordance with the attached notice;	☐	a) en vertu de l’article 13 de la Loi canadienne sur les sociétés par actions, conformément à l'avis ci-joint;
b) under section 27 of the Canada Business Corporations Act as set out in the attached articles of amendment designating a series of shares;	☐	b) en vertu de l’article 27 de la Loi canadienne sur les sociétés par actions, tel qu’il est indiqué dans les clauses modificatrices ci-jointes désignant une série d'actions;
c) under section 179 of the Canada Business Corporations Act as set out in the attached articles of amendment;	☒	c) en vertu de l'article 179 de la Loi canadienne sur les sociétés par actions, tel qu’il est indiqué dans les clauses modificatrices ci-jointes;
d) under section 191 of the Canada Business Corporations Act as set out in the attached articles of reorganization;	☐	d) en vertu de l'article 191 de la Loi canadienne sur les sociétés par actions, tel qu’il est indiqué dans les clauses de réorganisation ci-jointes;
e) under section 192 of the Canada Business Corporations Act as set out in the attached articles of arrangement.	☐	e) en vertu de l'article 192 de la Loi canadienne sur les sociétés par actions, tel qu’il est indiqué dans les clauses d'arrangement ci-jointes.

“signature illegible” Director – Directeur		May 19, 1995/le 19 mai 1995 Date of Amendment – Date de modification
Canada “Canadian Flag – was omitted”		IC3411 (10-94)(cca 2140)

CANADA BUSINESS CORPORATIONS ACT

Consumer and Corporate Affairs Canada	(Section 27 or 177)	FORM 4 ARTICLES OF AMENDMENT

1. NAME OF CORPORATION:		2. CORPORATION NO.:
COMINCO FERTILIZERS LTD. FERTILISANTS COMINCO LTÉE		288081-4

3.   THE ARTICLES OF THE ABOVE-NAMED CORPORATION ARE AMENDED AS FOLLOWS:

Pursuant to Section 173(1)(a) of the Canada Business Corporations Act, Item #1 of the Articles be amended by changing the name of the Corporation from "COMINCO FERTILIZERS LTD. FERTILISANTS COMINCO LTÉE" to "AGRIUM INC."

DATE	SIGNATURE	TITLE
May 12, 1995	“signature illegible”	General Counsel & Corporate Secretary
FOR DEPARTMENTAL USE ONLY FILED May 19 1995

“Canadian Flag – was omitted”	Industry Canada	Industrie Canada
Certificate of Amendment		Certificat de modification
Canada Business Corporations Act		Loi canadienne sur les sociétés par actions

COMINCO FERTILIZERS LTD. FERTILISANTS COMINCO LTÉE		288081-4

Name of corporation-Dénomination de la société		Corporation number-Numéro de la société
I hereby certify that the articles of the above-named corporation were amended:		Je certifie que les statuts de la société susmentionnée ont été modifiés:
a) under section 13 of the Canada Business Corporations Act in accordance with the attached notice;	☐	a) en vertu de l'article 13 de la Loi canadienne sur les sociétés par actions, conformément à l'avis ci-joint;
b) under section 27 of the Canada Business Corporations Act as set out in the attached articles of amendment designating a series of shares;	☐	b) en vertu de l'article 27 de la Loi canadienne sur les sociétés par actions, tel qu’il est indiqué dans les clauses modificatrices ci-jointes désignant une série d'actions;
c) under section 179 of the Canada Business Corporations Act as set out in the attached articles of amendment;	☒	c) en vertu de l'article 179 de la Loi canadienne sur les sociétés par actions, tel qu’il est indiqué dans les clauses modificatrices ci-jointes;
d) under section 191 of the Canada Business Corporations Act as set out in the attached articles of reorganization;	☐	d) en vertu de l'article 191 de la Loi canadienne sur les sociétés par actions, tel qu’il est indiqué dans les clauses de réorganisation ci-jointes;
e) under section 192 of the Canada Business Corporations Act as set out in the attached articles of arrangement.	☐	e) en vertu de l'article 192 de la Loi canadienne sur les sociétés par actions, tel qu’il est indiqué dans les clauses d'arrangement ci-jointes.

“signature illegible” Director - Directeur	December 22, 1994/le 22 décembre 1994 Date of Amendment - Date de modification
Canada “Canadian Flag – was omitted”	IC3411(10-94)(cca 2140)

CANADA BUSINESS CORPORATIONS ACT

Consumer and Corporate Affairs Canada	(Section 27 or 177)	FORM 4 ARTICLES OF AMENDMENT
1. NAME OF CORPORATION:		2. CORPORATION NO.:
COMINCO FERTILIZERS LTD. FERTILISANTS COMINCO LTÉE.		288081-4

3.   THE ARTICLES OF THE ABOVE-NAMED CORPORATION ARE AMENDED AS FOLLOWS:

The Articles of the Corporation are hereby amended by designating 2,000,000 of the Corporation's preferred shares issuable in series as the Class C preferred shares, with rights, privileges, restrictions and conditions set out in Schedule "A" hereto.

DATE	SIGNATURE	TITLE
December 21, 1994	“signature illegible”	Corporate Secretary
FOR DEPARTMENTAL USE ONLY FILED

SCHEDULE "A"

DESCRIPTION OF SERIES C PREFERRED SHARES

2,000,000 shares of the Preferred Shares of the Corporation, having a stated capital on the books of the Corporation of U.S. $26.698309 per share, are hereby constituted as a series of the Preferred Shares of the Corporation designated as "Series C Preferred Shares". Shares of the Series C Preferred Shares shall rank prior to the Corporation's Common Shares with respect to the payment of dividends and upon liquidation. The Series C Preferred Shares shall have the following rights, privileges, preferences, powers, restrictions and specifications.

1.            Dividend Rights. The holders of Series C Preferred Shares shall be entitled to receive, out of funds legally available therefor, cumulative, preferential dividends at the rate of 5½% of U.S. $26.698309 per share, per annum, payable in cash, in currency of the United States of America, quarterly on the first day of each January, April, July, and October of each year when and as declared by the Board of Directors. The record date for determining the holders entitled to receive payment of such dividends shall be fixed in accordance with the Bylaws of the Corporation. Such dividends shall accrue pro rata on each Series C Preferred Share from the date of its original issuance and shall accrue from day-to-day whether or not declared or legally distributable. Such dividends shall be cumulative so that if such dividends accrued in respect of any previous dividend period at the above specified rate shall not have been declared and paid or set apart for payment, then the deficiency shall be declared and paid or set apart for payment, but without interest, before the payment of any dividend on, or the purchase or redemption of, the Common Shares or Preferred Shares of the Corporation or other securities junior to the Series C Preferred Shares.

2.            Liquidation Preference. In the event of any liquidation, dissolution or winding up of the Corporation or any distribution of its assets among its shareholders for the purpose of winding up the Corporation, whether voluntary or not, the holders of Series C Preferred Shares shall be entitled to receive pro rata an amount equal to U.S. $26.698309 per share plus all accrued and unpaid dividends before any amount shall be paid to holders of Common Shares. After all such liquidation proceeds payable to holders of the Series C Preferred Shares have been paid, the Series C Preferred Shares shall not be entitled to share in any further distribution of the remaining property or assets of the Corporation.

3.            Voting Rights. Except as otherwise expressly provided by law or herein, each holder of the Series C Preferred Shares shall be entitled to one-fifth (1/5th) of one vote for each Series C Preferred Share registered in the name of such holder on the books of the Corporation on the record date for the determination of shareholders entitled to notice of and to vote at any annual or special meeting of the Corporation, except meetings at which only holders of a specified class or series of shares are entitled to attend and vote as a class or series. Additionally, if at any time (i) the Corporation shall have failed to pay any aggregate accumulative dividends on Series C Preferred Shares on the dates on which the same dividends are to be paid in accordance with the provisions hereof, whether or not those dividend are consecutive and whether or not there are any monies of the Corporation properly applicable to their payment, or (ii) the Corporation shall not have redeemed the Series C Preferred Shares within 45 days after having been requested to do so pursuant to Section 4.B., below, then the registered holders of the Preferred Shares as a class, including the registered holders of the Series C Preferred Shares, shall have the right to receive notice of and to attend each meeting of the shareholders of the Corporation at which directors are to be elected and that takes place more than 60 days after the date on which the failure first occurs (other than a separate meeting of the holders of another class or series of shares), and the registered holders of the Preferred Shares as a class shall have the right to elect at each of those meetings, voting separately as a class, two directors out of whatever number of directors are to be elected at the meeting, provided that these rights of notice, attendance and election shall not apply at any meeting that takes place after the dividends or required redemptions are no longer in arrears.

4.	Redemption of Series C Preferred Shares.

A.           Beginning after three years from the date of issuance of the Series C Preferred Shares, and not before, the Corporation at its option may redeem the whole or any part of the Series C Preferred Shares by paying U.S. $26.698309 per share together with all accrued and unpaid dividends thereon (the "Redemption Price") to and including the date fixed for redemption (the "Redemption Date").

B.           Beginning after three years from the date of issuance of the Series C Preferred Shares, and not before, the holder of any Series C Preferred Share shall have the right from time to time by notice to the Corporation to require the Corporation to redeem, on a Redemption Date not less than 30 nor greater than 45 days after the date of such notice, all or any part of the Series C Preferred Shares held by such holder, in currency of the United States of America for a sum equal to the product of (a) the Redemption Price multiplied by (b) the number of Series C Preferred Shares then covered by such notice (such price and number of shares to be appropriately and equitably adjusted for stock splits, stock dividends, subdivisions or recapitalizations). If on any such Redemption Date the Corporation fails to redeem, because of insolvency provisions or any other provisions of applicable law, all of the Series C Preferred Shares which holders thereof have required be redeemed under this Section 4.B, then the Corporation shall redeem that number of Series C Preferred Shares which the directors of the Corporation determine that the Corporation is then permitted to redeem, which Series C Preferred Shares shall be selected pro rata from each holder of Series C Preferred Shares requesting that Series C Preferred Shares be redeemed pursuant to this Section 4.B in proportion to the number of Series C Preferred Shares with respect to which all such holders have requested redemption and the Corporation shall issue and deliver to each holder at the expense of the Corporation a new share certificate representing the Series C Preferred Shares not redeemed by the Corporation. The Corporation shall thereafter on each subsequent dividend payment date redeem that number of Series C Preferred Shares for which redemption has been sought as the directors of the Corporation determine that the Corporation is permitted to redeem as of

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that dividend payment date and the Corporation shall determine those holders entitled to such redemption in the same manner and issue certificates in the same manner as set forth in the preceding sentence.

C.           The Corporation shall give notice of the redemption of any or all shares of Series C Preferred Shares, whether arising because of Section 4.A. or 4.B. above, by causing a notice of redemption to be mailed not earlier than 25 nor later than 15 days prior to the Redemption Date to the holders of record of the Series C Preferred Shares to be redeemed, addressed to each such holder at the holder's post office address appearing on the records of the Corporation. The notice of redemption shall set forth (a) the number of Series C Preferred Shares to be redeemed, (b) the Redemption Date, (c) the Redemption Price, and (d) the place at which shareholders may obtain payment of the Redemption Price upon surrender of their share certificates. In case of a partial redemption, such redemption shall be pro rata among the shares of the series being redeemed. On or before the Redemption Date, each holder of Series C Preferred Shares to be redeemed shall surrender the certificate representing such shares to the Corporation at the place designated in the redemption notice and shall thereupon be entitled to receive payment of the Redemption Price on the Redemption Date. If less than all of the shares represented by a surrendered certificate are redeemed, then the Corporation shall promptly issue a new certificate representing the unredeemed shares.

5.            Conversion Rights. At any time and from time to time after the issuance of the Series C Preferred Shares until three years after such issuance, and not thereafter, a holder of Series C Preferred Shares shall have the right to convert all or any part (but not less than 100,000 shares at any one time) of his Series C Preferred Shares into Common Shares of the Corporation on and subject to the terms and conditions set forth in the following paragraphs of this Section 5.

A.           Series C Preferred Shares shall be convertible at the main office of the transfer agent for the Common Shares, in Calgary, Alberta, into Common Shares on the basis (subject to equitable adjustment including as hereinafter provided in this Section 5) of one fully paid-up and nonassessable Common Share for each Series C Preferred Share so converted, which basis (subject to equitable adjustment including as hereinafter provided in this Section 5) is hereinafter sometimes called the "Conversion Rate". Prior to conversion the Corporation shall make payment, or adjust the Conversion Rate accordingly, on account of the dividends accrued and unpaid on the shares of Series C Preferred Shares surrendered for conversion. In case of a call for redemption of any shares of Series C Preferred Shares, the conversion right in respect of such shares shall cease and terminate at the close of business on the date which is two business days prior to the Redemption Date fixed for redemption unless default shall be made in the payment of the Redemption Price. If the last day for the exercise of such conversion right shall be a Saturday or Sunday or shall be a legal holiday in Calgary, Alberta, or shall be any other date on which the offices of the transfer agent in Calgary, Alberta shall not be open for business, then such conversion right may be exercised on the next succeeding day which is not a Saturday or Sunday and which is not a legal holiday in Calgary, Alberta and on which the offices of the transfer agent in Calgary, Alberta are open for business.

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B.           Before any holder of Series C Preferred Shares shall be entitled to convert such shares into Common Shares, such holder shall (i) surrender the certificate or certificates representing the Series C Preferred Shares to be converted, duly endorsed, at the main office of the Corporation’s transfer agent in Calgary, Alberta, (ii) give written notice to the transfer agent at such office that such holder elects to convert Series C Preferred Shares into Common Shares, and (iii) state in such written notice the denominations in which such holder wishes the certificate or certificates for Common Shares to be issued. The Corporation will, as soon as practical thereafter, cause to be issued and delivered to such holder certificates for the number of full Common Shares to which such holder shall be entitled as aforesaid upon such conversion. The Corporation shall not issue fractional Common Shares upon conversion of Series C Preferred Shares or script in lieu thereof, but the number of Common Shares to be received by any holder upon conversion of Series C Preferred Shares shall be rounded upward to the next highest whole number. In calculating any such fractional interest, all Series C Preferred Shares registered in the name of or known by the Corporation to be beneficially held, directly or indirectly, by or on behalf of a single holder of Series C Preferred Shares or the nominee of such holder shall be aggregated. Such conversion shall be deemed to have been made as of the close of business on the date the certificate or certificates representing Series C Preferred Shares to be converted are surrendered and received at such office of such transfer agent (the close of business on such date being herein called the "Conversion Date"), so that the rights of the holders of such Series C Preferred Shares shall cease at such time, and the person or persons entitled to receive the Common Shares upon conversion of such Series C Preferred Shares shall be treated for all purposes as having been the record holder or holders of such Common Shares at such time, and such conversion shall be at the Conversion Rate in effect at such time.

C.           In the event that, while any Series C Preferred Shares shall remain outstanding, the Corporation shall at any time subdivide or combine the outstanding Common Shares, or issue additional Common Shares of the Corporation as a dividend or other distribution on the Common Shares, the Conversion Rate in effect immediately prior to such subdivision, combination, dividend or distribution shall be proportionately adjusted so that, with respect to each such subdivision, dividend or distribution, the number of Common Shares deliverable upon conversion of each Series C Preferred Share shall be increased in proportion to the increase in the number of then outstanding Common Shares resulting from such subdivision, dividend or distribution, and, with respect to each such combination, the number of Common Shares deliverable upon conversion of each Series C Preferred Share shall be decreased in proportion to the decrease in the number of then outstanding Common Shares resulting from such combination. Any such adjustment in the Conversion Rate shall become effective, in the case of any subdivision or combination, at the close of business on the effective date thereof, and, in the case of any such dividend or distribution, at the close of business on the record date fixed for the determination of shareholders entitled thereto or on the first business day during which the stock transfer books of the Corporation shall be closed for the purpose of such determination, as the case may be. Whenever the Conversion Rate shall be adjusted pursuant to this Section 5.C, the Corporation shall, within thirty days after such adjustment becomes effective, file a notice of the Conversion Rate, as adjusted, with such transfer agent.

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In the event that while any Series C Preferred Shares shall be outstanding, the Corporation shall, by dividend or otherwise, distribute to all holders of its Common Shares evidences of its indebtedness, cash (excluding any cash dividends paid in the ordinary course from retained earnings of the Corporation in the same calendar year as the record date for such dividend) other assets or rights or warrants to subscribe for securities of the Corporation (excluding rights or warrants to subscribe for or purchase any securities of the Corporation at a price per share equal to or greater than 95% of the then current market price thereof), then in each such case the Conversion Rate shall be equitably adjusted by the Board of Directors of the Corporation, which adjustment shall become effective immediately after the record date for the determination of shareholders entitled to receive any such dividend or distribution. No adjustment shall be made by reason of the issuance of Common Shares or of any securities convertible into Common Shares or any other securities of the Corporation in exchange for the Series C Preferred Shares or cash, property or services equivalent to the fair market value (as determined in the reasonable discretion of the Board of Directors of the Corporation) of such securities so issued.

D.           In the event that, while any Series C Preferred Shares shall be outstanding, the Corporation shall issue rights or warrants to the holders of its Common Shares as a Class entitling them to subscribe for or purchase Common Shares or securities convertible into Common Shares, or to subscribe for or purchase any other securities of the Corporation, at a price per share less than 95% of the then current market price thereof, as determined in the same manner as referred to in Section 5.H. below, the Corporation shall, concurrently therewith and for the same consideration, issue to the then holders of Series C Preferred Shares the number of such rights or warrants to which such holders of Series C Preferred Shares would have been entitled if, on the date of determination of shareholders entitled to the rights or warrants being issued by the Corporation, such holders had been the holders or record of the maximum number of Common Shares into which the Series C Preferred Shares could then have been converted.

E.            In the event, while any Series C Preferred Shares shall remain outstanding, there shall be any consolidation, merger, or amalgamation of the Corporation with another corporation or a sale to another corporation of all or substantially all of the property of the Corporation (otherwise than for a consideration which, apart from the assumption of liabilities, consists substantially or entirely of cash), or a reclassification of the Common Shares of the Corporation into securities, including other than Common Shares, the holder of each outstanding Series C Preferred Share (or of the shares or other securities received in lieu of such Series C Preferred Shares) shall thereafter have the right to convert such Series C Preferred Shares (or such other shares or securities) into the kind and amount of shares and other securities and property receivable upon such consolidation, merger, amalgamation or reclassification by a holder of the number of Common Shares into which such Series C Preferred Shares could have been converted immediately prior to such consolidation, merger, amalgamation or reclassification. The instruments effecting such consolidation, merger, amalgamation or reclassification and, where appropriate, the articles or certificate of incorporation of the surviving or resulting or purchasing corporation shall provide for such conversion rights

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and for adjustments which shall be as nearly as equivalent as practical to the adjustments provided for in Section 5.C, and the provisions of this Section 5.E shall similarly apply to successive consolidations, mergers, amalgamations, sales or reclassifications. In case securities or property other than Common Shares shall be issuable or deliverable upon conversion as aforesaid, then all references to Common Shares in this Section 5 shall be deemed to apply, so far as appropriate and as nearly as may be, to such other securities or property.

F.            The Corporation shall at all times reserve and keep available out of its authorized Common Shares, for the purpose of issue upon conversion of Series C Preferred Shares as herein provided, such number of Common Shares as shall then be issuable upon the conversion of all outstanding Series C Preferred Shares. Upon issuance of Series C Preferred Shares, the Common Shares will be validly allotted for issuance pursuant to the conversion right of the Series C Preferred Shares and upon any such conversion all Common Shares which shall be so issuable shall, when so issued upon any such conversion, be duly and validly issued and fully paid-up and nonassessable.

G.           The issuance of certificates for Common Shares upon conversion of Series C Preferred Shares shall be made without charge to a converting shareholder for any original issuance tax in respect of the issuance of such certificates and such certificates shall be issued in the name of or in such name or names as may be directed by, such holder; provided, however, that the Corporation shall not be required to pay any transfer tax which may be payable in respect of any transfer involved in the issuance and delivery of any such certificate in a name or names other than that of the holder of the Series C Preferred Shares converted, and the Corporation shall not be required to issue or deliver such certificates unless and until the person requesting the issuance shall have paid to the Corporation the amount of such tax or shall have established to the satisfaction of the Corporation that such tax has been paid.

H.           If at any time beginning one year after the date of issuance of the Series C Preferred Shares and ending three years after the date of such issuance, the closing price, i.e., the last reported sales price regular way on a trading day or in case no sale takes place on such day, the average of the reported closing and asked prices regular way on such day, for the Common Shares of the Corporation for twenty consecutive trading days as reported by the Toronto Stock Exchange shall be at or above Cdn. $50.00, then the Corporation shall have the right, by giving written notice within five days thereafter, to require each holder of Series C Preferred Shares to convert any or all of his Series C Preferred Shares in accordance with the foregoing provision of this Section 5. Upon such event and the requisite notice requiring conversion from the Corporation to the holders of record of the Series C Preferred Shares to be converted, addressed to each such holder at the holder's post office address appearing on the records of the Corporation, such holder shall within fifteen days thereafter convert his Series C Preferred Shares in the manner provided in this Section 5.

6.            Upon any redemption or conversion of Series C Preferred Shares, the shares so redeemed or converted shall be cancelled and not subject to further issuance by the Corporation.

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“Canadian Flag – was omitted”	Consumer and Corporate Affairs Canada	Consommation et Affaires commerciales Canada
	Certificate of Amendment	Certificat de modification
	Canada Business Corporations Act	Loi régissant les sociétés par actions de régime fédéral

COMINCO FERTILIZERS LTD. FERTILISANTS COMINCO LTÉE		288081-4

Name of corporation – Dénomination de la société		Number – Numéro
I hereby certify that the Articles of the above-mentioned corporation were amended:		Je certifie par les présentes que les statuts de la société mentionnée ci-haut ont été modifiés:
a) under section 13 of the Canada Business Corporations Act in accordance with the attached notice;	☐	a) en vertu de l'article 13 de la Loi régissant les sociétés par actions de régime fédéral conformément a l'avis ci-joint;
b) under section 27 of the Canada Business Corporations Act as set out in the attached Articles of Amendment designating a series of shares;	☐	b) en vertu de l'article 27 de la Loi régissant les sociétés par actions de régime fédéral, tel qu' indiqué dans les clauses modificatrices ci-jointes désignant une série d'actions;
c) under section 177 of the Canada Business Corporations Act as set out in the attached Articles of Amendment;	☒	c) en vertu de l'article 177 de la Loi régissant les sociétés par actions de régime fédéral tel qu' indiqué dans les clauses modificatrices ci-jointes;
d) under section 191 of the Canada Business Corporations Act as act out in the attached articles of reorganization;	☐	d) en vertu de l'article 191 de la Loi régissant les sociétés par actions de régime fédéral, tel qu' indiqué dans les clauses de réorganisation ci-jointes;
e) under section 192 of the Canada Business Corporations Act as set out in the attached articles of arrangement.	☐	e) en vertu de l'article 192 de la Loi régissant les sociétés par actions de régime fédéral, tel qu' indiqué dans les clauses d'arrangement ci-jointes.
Le directeur “signature illegible”

Director	March 1, 1993/le 1 mars 1993 Date of Amendment – Date de modification
Canada “Canadian Flag – was omitted”

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“Canadian Flag – was omitted”	Consumer and Corporate Affairs Canada Canada Business Corporations Act	Consommation et Affaires commerciales Canada Loi régissant les sociétés par actions de régime fédéral	FORM 4 ARTICLES OF AMENDMENT (SECTION 27 OR 177)	FORMULE 4 CLAUSES MODIFICATRICES (ARTICLE 27 OU 177)

1 — Name of Corporation – Dénomination de la société	2 — Corporation No. – No de la société
COMINCO FERTILIZERS LTD.	288081-4
3 — The articles of the above-named corporation are amended as follows:	Les statuts de la société ci-haut mentionnée sont modifiés de la façon suivante:

That the corporate name be amended to provide for

the following French version:

FERTILISANTS COMINCO LTÉE

Date	Signature	Description of Office – Description du poste
24 Feb 93	“signature illegible”
	CANADA “Canadian Flag – was omitted”	FOR DEPARTMENTAL USE ONLY – Á L'USAGE DU MINISTÉRE SEULEMENT FILED – Déposée MAR 1 93

“Canadian Flag – was omitted”	Consumer and Corporate Affairs Canada	Consommation et Affaires commerciales Canada
Certificate of Incorporation		Certificat de constitution
Canada Business Corporations Act		Loi régissant les sociétés par actions de régime fédéral

COMINCO FERTILIZERS LTD.		288081-4

Name of Corporation – Dénomination de la société		Number – Numéro
I hereby certify that the above-mentioned Corporation, the Articles of Incorporation of which are attached, was incorporated under the Canada Business Corporations Act.

Je certifie par les présentes que la société mentionnée ci-haut, dont les statuts constitutifs sont joints, a été constituée en société en vertu de la Loi régissant les sociétés par actions de régime fédéral.

Le directeur “signature illegible”
Director		December 21, 1992/le 21 décembre 1992 Date of Incorporation – Date de constitution

Canada “Canadian Flag – was omitted”

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”Canadian Flag – was omitted”	Consumer and Corporate Affairs Canada Canada Business Corporations Act	Consommation et Corporations Canada Loi régissant les sociétés par actions de régime fédéral	FORM 1 ARTICLES OF INCORPORATION (SECTION 6)	FORMULE 1 STATUTS CONSTITUTIFS (ARTICLE 6)
1 — Name of Corporation				Dénomination de la société
COMINCO FERTILIZERS LTD.
2 — The place in Canada where the registered office is to be situated – Calgary, Alberta				Lieu au Canada où doit être situé le siége social
3 — The classes and any maximum number of shares that the corporation is authorized to issue				Catégories et tout nombre maximal d'actions que la société est autorisée à émettre
An unlimited number of Common Shares and an unlimited number of Preferred Shares having the rights, privileges, restrictions and conditions set out in Schedule 1 hereto.
4 — Restrictions if any on share transfers N/A			Restrictions sur le transfert des actions, s'il y a lieu
5 — Number (or minimum and maximum number) of directors			Nombre (ou nombre minimum et maximum) d'administrateurs
Minimum of three (3) and a maximum of fifteen (15)
6 — Restrictions if any on business the corporation may carry on			Limites imposées quant aux activités commerciales que la société peut exploiter, s'il y a lieu
N/A
7 — Other Provisions if any N/A			Autres dispositions s’il y a lieu
7 — Incorporators — Fondateurs
Names — Noms		Address (include postal code) Adresse (inclure le code postal)		Signature
Webb, Ian A.		900 – 200 Burrard Street Vancouver, British Columbia, V7X 1T2		/s/ Ian A. Webb

FOR DEPARTMENTAL USE ONLY – À L'USAGE DU MINISTÉRE SEULEMENT Corporation No. — No de la société 288081.4	Filed – Déposée JAN 5 1993

2

CANADA BUSINESS CORPORATIONS ACT

ARTICLES OF INCORPORATION

FORM 1

SCHEDULE 1

RIGHTS, PRIVILEGES, RESTRICTIONS AND

CONDITIONS ATTACHED TO EACH CLASS OF SHARES

1.                          The following rights, privileges, restrictions and conditions shall be attached to the Common Shares of the Corporation:

(a)

The holders of Common Shares shall be entitled to vote at all meetings of the shareholders of the Corporation, except meetings at which only the holders of Preferred Shares of one or more series are entitled to vote, and shall be entitled to one vote at all such meetings for each Common Share held.

(b)	The holders of Common Shares shall be entitled to participate rateably in any dividends that may be declared by the directors on the Common Shares.
(c)

If the Corporation is liquidated, dissolved or wound-up or makes any other distribution of its assets for the purpose of winding up its affairs, the holders of Common Shares shall be entitled to a pro rata share of the assets of the Corporation after payment of all liabilities, obligations and amounts payable in those circumstances to the holders of the Preferred Shares of the Corporation.

2.                          The following rights, privileges, restrictions and conditions shall be attached to the Preferred Shares of the Corporation as a class:

(a)

The Preferred Shares may be issued at any time or from time to time in one or more series, and the directors may by resolution fix the number of Preferred Shares in each series and determine the designation of and the rights, privileges, restrictions and conditions attaching to the Preferred Shares of each series subject to the rights, privileges, restrictions and conditions attached to the Preferred Shares as a class. A resolution under this subparagraph 2(a) may only be passed prior to the issue of shares of the series to which the resolution relates.

(b)

The Preferred Shares shall be entitled to preference over the Common Shares of the Corporation and any other shares of the Corporation ranking junior to the Preferred Shares with respect to the payment of dividends and may also be given such other preferences over the Common Shares of the Corporation and any other shares of the Corporation ranking junior to the Preferred Shares as may be determined by the directors.

(c)

No dividends (other than stock dividends in shares of the Corporation ranking junior to the Preferred Shares) shall at any time be declared or paid on or set apart for payment on any shares of the Corporation ranking junior to the Preferred Shares unless all dividends up to and including the dividend payable for the last completed period for which such dividends shall be payable on each series of Preferred Shares then issued and outstanding shall have been declared and paid or set apart for payment at the date of the declaration or payment or setting apart for payment on such shares of the Corporation ranking junior to the Preferred Shares nor shall the Corporation call for redemption or redeem or purchase for cancellation or reduce or otherwise pay off any of the Preferred Shares (less than the total amount then outstanding) or any shares of the Corporation ranking junior to the Preferred Shares unless all dividends up to and including the dividend payable for the last completed period for which dividends shall be payable on each series of Preferred Shares then issued and outstanding shall have been declared and paid or set apart for payment at the date of the call for redemption, purchase, reduction or other payment off.

(d)

The Preferred Shares of each series shall rank on a parity with the Preferred Shares of every other series with respect to priority in payment of dividends and in distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs.

(e)

If the Corporation is liquidated, dissolved or wound-up or makes any other distribution of its assets among its shareholders for the purpose of winding-up its affairs, the holders of the Preferred Shares shall be entitled to receive, before any distribution shall be made to the holders of the Common Shares, or any other shares of the Corporation ranking junior to the Preferred Shares, the amount paid up on each Preferred Share held by them, together with the fixed premium (if any) thereon, all accrued and unpaid cumulative dividends (if any and if preferential) thereon, which for this purpose shall be calculated as if the dividends were accruing on a day-to-day basis up to the date of distribution, whether or not earned or declared, and all declared and unpaid non-cumulative dividends (if any and if preferential) thereon. After payment to holders of Preferred Shares of the amounts so payable to them, they shall not be entitled to share in any further distribution of the property or assets of the Corporation except as specifically provided in the rights, privileges, restrictions and conditions attached to any particular series.

(f)

Where any fixed cumulative dividends or amounts payable on a return of capital are not paid in full, the Preferred Shares of all series shall participate rateably with respect to accumulated dividends in accordance with the amounts that would be payable on those shares if all the accumulated dividends were declared and paid in full and on any return of capital in accordance with the amounts that would be payable on the return of capital if all amounts so payable were paid in full.

(g)

The holders of the Preferred Shares shall not as of right be entitled to subscribe for, purchase or receive any part of any issue of shares, bonds, debentures or other securities of the Corporation now or hereafter authorized, or any rights to acquire the same, otherwise than in accordance with the rights, privileges, restrictions and conditions, if any, which may from time to time be attached to any series of Preferred Shares.

(h)

So long as any Preferred Shares are outstanding, the Corporation shall not at any time without, in addition to any approval that may then be prescribed by applicable law, the approval of the registered holders of the Preferred Shares given in writing by the registered holders of two of the outstanding Preferred Shares or given by a resolution passed at a meeting called and conducted in accordance with the second sentence of subparagraph 2(k) and carried by the affirmative vote of not less than two of the votes cast at the meeting, create any shares ranking prior to the Preferred Shares for the payment of dividends or the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs.

(i)

Except as provided in this paragraph 2 or as otherwise provided in the rights, privileges, restrictions and conditions attached to any series of Preferred Shares and except as otherwise required by law, the registered holders of the Preferred Shares shall not be entitled as a class to receive notice of or to attend or to vote at any meeting of shareholders of the Corporation unless and until the Corporation shall have failed to pay in the aggregate eight cumulative dividends on any series of the Preferred Shares on the dates on which the same are to be paid in accordance with the provisions thereof, whether or not those dividends are consecutive and whether or not there are any moneys of the Corporation properly applicable to their payments in the event of any such failure, the registered holders of the Preferred Shares shall have the right to receive notice of and to attend each meeting of shareholders of the Corporation at which directors are to be elected and that takes place more than 60 days after the date on which the failure first occurs (other than a separate meeting of the holders of another class or series of shares), and the registered holders of the Preferred Shares shall have the right to elect at each of those meetings, voting separately as a class, two directors out of whatever number of directors are to be elected at the meeting, provided that these rights of notice, attendance and election shall not apply at any meeting that takes place after the dividends are no longer in arrears.

(j)

The rights, privileges, restrictions and conditions attached to the Preferred Shares as a class may be added to, changed or removed at any time or from time to time with, in addition to any approval that may then be prescribed by applicable law, the approval of the registered holders of the Preferred Shares given in writing by the registered holders of two-thirds of the Preferred Shares or given by a resolution passed at a meeting called and conducted in accordance with the second sentence of subparagraph 2(k) and carried by the affirmative vote of not less than two-thirds of the votes cast at the meeting.

(k)

Except as otherwise provided in the rights, privileges, restrictions and conditions attached to any series of Preferred Shares and except as otherwise required by law, on any poll taken at any meeting of the registered holders of the Preferred Shares as a class or at a meeting of the registered holders of any one or more series of the Preferred Shares each registered holder of Preferred Shares entitled to vote, present in person or represented by proxy, shall be entitled, with respect to his or her shares of each series, to one vote in respect of each dollar, excluding any fraction of a dollar, of the product resulting from multiplying (i) the number of shares of the series held by the registered holder, by (ii) the issue price per share of the series. The formalities to be observed with respect to the giving of notice of and voting at any meeting of holders of Preferred Shares (including without in any way limiting the generality of the foregoing, the record dates for the giving of notice and the entitlement to vote), the quorum therefor and the conduct thereof shall, with the necessary changes and so far as applicable, be those from time to time prescribed by law, by the by-laws of the Corporation or by the directors for meetings of shareholders.